Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	1Q 2007	1Q 2006
Income from continuing operations	10,123	10,139
Additions:
Fixed charges
Interest expense	14,376	10,322
Capitalized interest	1,260	701

	15,636	11,023

Deductions:
Capitalized interest	(1,260)	(701)

Adjusted earnings	24,499	20,461

Fixed Charges (from above)	15,636	11,023
Ratio of Earnings to Fixed Charges	1.57	1.86